Exhibit 8

April 12, 2006

MainSource Financial Group, Inc.
201 North Broadway
Greensburg, IN  47240

Ladies and Gentlemen:

We have acted as counsel to MainSource Financial Group, Inc. (“MainSource”) in connection with the proposed merger (the “Merger”) of HFS Bank, F.S.B., a Federal savings bank with its principal office located in Hobart, Indiana (“HFS”) into MainSource Bank-Hobart (“Merger Corp”), a wholly-owned subsidiary of MainSource, pursuant to an Agreement and Plan of Merger dated as of October 26, 2005 between MainSource and HFS (the “Merger Agreement”).  In the preparation of a Registration Statement on Form S-4 with respect to the MainSource Shares to be issued in connection with the Merger, we have been asked by MainSource to render an opinion to MainSource with respect to certain Federal income tax consequences of the Merger.

Capitalized terms used, but not defined herein, shall have the meanings ascribed to them in the Merger Agreement.

Pursuant to the Merger Agreement, upon consummation of the Merger, HFS shall cease to exist, the title to all assets, real estate and other property owned by HFS shall vest in Merger Corp, each share of HFS common stock, no par value (the “HFS Common Stock”), will be converted into the right to receive a calculated number of shares of MainSource Common Stock, without par value (the “MainSource Common Stock”) (plus cash in lieu of fractional shares) (the “Exchange Ratio”) or a specified amount of cash per share, provided, however, that the aggregate number of shares of MainSource Common Stock that shall be issued in the Merger shall equal a number which is (after prorations are made and cash in lieu of fractional shares is determined), the product of (i) fifty-two percent (52%), (ii) the Exchange Ratio, and (iii) the number of shares of HFS Common Stock outstanding immediately prior to the Effective Time.

HFS shareholders who comply with the requirements of Federal law for dissenting shareholders will be entitled to receive cash from MainSource in payment for their shares of HFS Common Stock.  We have assumed, for purposes of this opinion, that none of the HFS shareholders will dissent.

Pursuant to the Merger Agreement and the preparation of a Registration Statement on Form S-4, MainSource must receive a tax opinion from Bose McKinney & Evans LLP to the effect that the Merger constitutes a “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”) and that no gain or loss will be recognized by shareholders of HFS to the extent they receive shares of MainSource Common Stock in the Merger.  We have assumed, for purposes of this opinion, that HFS will not proceed with the Merger if, at the effective time of the merger (the “Effective Time”), the value of the MainSource Common Stock received by the HFS shareholders in the Merger is less than forty-five percent (45%) of the aggregate value of the formerly outstanding HFS Common Stock.

At the Effective time, HFS will be merged into Merger Corp (MainSource’s wholly-owned subsidiary).

We have received, and are relying upon, certificates of certain officers of MainSource to the effect that, to the best of the officers’ knowledge:

1.             Merger Corp shall acquire substantially all the assets of HFS, meaning at least ninety percent (90%) of the fair value of HFS’s net assets and at least seventy percent (70%) of the fair value of HFS’s gross assets.

2.             No Merger Corp stock shall be issued to HFS shareholders pursuant to the Merger.

3.             Neither MainSource nor Merger Corp has any plan or intention to sell, exchange, liquidate or otherwise dispose of any of the assets of HFS acquired in the Merger, except for dispositions in the ordinary course of business, dispositions related to the contemplated merger of HFS into Merger Corp, and dispositions to other corporations eighty percent (80%) or more owned by MainSource.

4.             There is no understanding between MainSource and HFS shareholders that the HFS shareholders’ ownership of MainSource Common Stock is transitory and further there is no agreement or plan for MainSource to reacquire any of the MainSource Common Stock to be issued pursuant to the Merger other than pursuant to a repurchase plan or program involving the general repurchase of any MainSource Common Stock on the open market.

5.             Cash to be paid in lieu of fractional shares of MainSource Common Stock will be paid solely to avoid the administrative expense and inconvenience of fractional shares and not as separately bargained-for consideration.

6.             Payments and benefits to be provided by MainSource or Merger Corp to certain present or former employees, officers or directors of HFS, as set forth in the Merger Agreement, are intended as compensation for services rendered or to be rendered by them and not as consideration in exchange for their shares of HFS Common Stock.

Our opinion is based upon the Code, the regulations, rulings and judicial decisions thereunder, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.  This opinion represents our best legal judgment but has no binding effect or official status of any kind.  As a result, no assurance can be given that the opinions expressed in this letter will be sustained by a court, if contested.  The opinions expressed in this letter are not binding on the Internal Revenue Service and no ruling will be obtained from the Internal Revenue Service with respect to the Merger.

We have investigated such facts, examined such documents and reviewed such authorities as we, in our judgment, deem advisable to enable us to render this opinion.

Based upon the foregoing, our opinion is as follows:

1.             Tax-free Reorganization.  Based on the above assumptions, the Merger will constitute a tax-free reorganization for Federal income tax purposes within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code, meaning that neither HFS, Merger Corp nor MainSource will recognize any gain or loss with respect to the Merger, provided that the continuity of interest requirement is met, as discussed below.  Sections 361 and 1032 of the Code.

The continuity of interest test imposed by the Internal Revenue Service (the “Service”) requires that the aggregate value of MainSource Common Stock issued in the Merger is not less than fifty percent (50%) of the value of formerly outstanding shares of HFS Common Stock, in order for the Service to make an advance ruling that the Merger qualifies as a tax-free reorganization.  Rev. Proc. 77-37, 1977-2 C.B. 568, 569 as modified by Rev. Proc. 89-30, 1989-1 C.B. 895.  Although the Service has set the fifty percent (50%) guideline, the Service has acknowledged that the fifty percent (50%) guideline does not define, as a matter of law, the minimum stock consideration required to meet the continuity of interest test.  Rev. Proc. 77-37, at 569.  In fact, in Rev. Rul. 61-156, 1961-2 C.B. 62, 64, the Service found sufficient continuity of interest at the forty-five percent (45%) level, stating that it is necessary only that the shareholders continue to have a “definite and substantial equity interest” in the acquiring corporation.  Moreover, Prop. Treasury Reg. 1.368-1(e)(7)(i) ex (10) would provide that continuity of interest exists at the forty percent (40%) level.  The courts have clearly accepted lower levels of continuity, finding tax-free reorganizations in the case, for example, of thirty-eight percent (38%) stock, all of which was nonvoting preferred stock (John A. Nelson Co. v. Helvering, 296 U.S. 374 (1935)).

Since a forty-five percent (45%) continuity level will exceed these judicially accepted figures and the proposed regulations and assuming no HFS shareholders dissent to the Merger, it is our opinion that the continuity of interest requirement will be met in the Merger, if consummated pursuant to the assumptions referred to above, because the HFS shareholders in the aggregate will receive MainSource Common Stock whose value is not less than forty-five percent (45%) of the value of all of the formerly outstanding shares of HFS Common Stock.

2.             Exchange of HFS Common Stock Solely for MainSource Common Stock.  A shareholder of HFS who receives solely MainSource Common Stock in exchange for his or her shares in the Merger will not recognize any gain or loss upon such exchange, except to the extent that cash is received in lieu of a fractional share of HFS Common Stock, as discussed below.  Section 354 of the Code.  The aggregate adjusted tax basis of the shares of MainSource Common Stock received in such exchange will be equal to the aggregate adjusted tax basis of the shares surrendered therefor, and the holding period of the MainSource Common Stock will include the holding period of the shares of HFS Common Stock surrendered therefor provided that the HFS Common Stock was held as a capital asset as of the Effective Date.  Sections 358 and 1223(1) of the Code.

3.             Exchange of HFS Common Stock for a Combination of Cash and MainSource Common Stock.  As of the Effective Time, a HFS shareholder who receives MainSource Common Stock and cash pursuant to the Merger will not recognize gain or loss to the extent that such shareholder received MainSource Common Stock as consideration, but such shareholder will recognize gain (if any) in an amount not in excess of the amount of cash received.  Section 354 of the Code.  Any recognized gain (limited, again, by the amount of cash received) will be eligible for capital gain treatment (assuming the shareholder’s shares of HFS Common Stock are held as a capital asset by the shareholder) unless such receipt of cash has the effect of a distribution of a dividend, as provided in Section 356 of the Code, in which case such gain will be taxable as either ordinary income or qualified dividend income (as discussed below) to the extent of the shareholder’s ratable share of HFS’s accumulated earnings and profits.  Any capital gain will be long-term capital gain if, as of the date of the exchange, the shareholder’s holding period for such shares is greater than one year.

The stock redemption provisions of Section 302 of the Code, as interpreted by the United States Supreme Court in Clark v. Commissioner, 489 U.S. 726 (1989), apply in determining whether cash received by a HFS shareholder pursuant to the Merger has the effect of a dividend under Section 356 of the Code (the “Hypothetical Redemption Analysis”).  Under the Hypothetical Redemption Analysis, a HFS shareholder will be treated as if the portion of the HFS Common Stock exchanged for cash in the Merger instead had been exchanged for shares of MainSource Common Stock (the “Hypothetical Shares”), followed immediately by a redemption of the Hypothetical Shares by MainSource for cash.  Under the principles of Section 302 of the Code, a HFS shareholder will recognize capital gain rather than dividend income with respect to the cash received if the Hypothetical Redemption is (1) “substantially disproportionate,” or (2) “not essentially equivalent to a dividend” with respect to such shareholder.  In applying the principles of Section 302 of the Code, the constructive ownership rules of Section 318 of the Code will apply in comparing a shareholder’s ownership interest in MainSource both immediately after the Merger (but before the Hypothetical Redemption) and after the Hypothetical Redemption.

The Hypothetical Redemption by MainSource of the Hypothetical Shares for cash would be “substantially disproportionate,” and, therefore, would not have the effect of a distribution of a dividend with respect to a HFS shareholder who owns less than fifty percent (50%) of the voting power of the outstanding MainSource Common Stock, if the percentage of MainSource Common Stock actually and constructively owned by such shareholder immediately after the Hypothetical Redemption is less than eighty percent (80%) of the percentage of MainSource Common Stock actually, hypothetically, and constructively owned by such shareholder immediately before the Hypothetical Redemption.

Whether the Hypothetical Redemption by MainSource of the Hypothetical Shares for cash is “not essentially equivalent to a dividend” with respect to a HFS shareholder will depend upon such shareholder’s particular circumstances.  However, the Hypothetical Redemption must, in any event, result in a “meaningful reduction” in such shareholder’s percentage ownership of MainSource Common Stock.  In determining whether the Hypothetical Redemption by MainSource results in a meaningful reduction in the shareholder’s percentage ownership of MainSource Common Stock, and therefore, does not have the effect of a distribution of a dividend, a HFS shareholder should compare his or her interest in MainSource (including interests owned actually, hypothetically, and constructively) immediately after the Merger (but before the Hypothetical Redemption) to his or her interest after the Hypothetical Redemption.  The Service has indicated, in Rev. Rul. 76-385, 1976-2 C.B. 92, that a shareholder in a publicly held corporation whose relative stock interest in the corporation is minimal and who exercises no “control” over corporate affairs is generally treated as having had a meaningful reduction in his or her stock after a redemption transaction, if his or her percentage stock ownership in the corporation has been reduced to any extent, taking into account the shareholder’s actual and constructive ownership before and after the Hypothetical Redemption.  In Revenue Ruling 76-385, the Service found a reduction from .0001118% to .0001081% to be a meaningful reduction.

The aggregate tax basis of the MainSource Common Stock received by a HFS shareholder will be equal to the tax basis of HFS Common Stock surrendered in exchange therefor, decreased by the amount of cash received, and increased by the amount of gain (including any amount which is characterized as a dividend) which was recognized on the exchange, provided the HFS Common Stock were held as a capital asset as of the Effective Time.  Section 358 of the Code.  The holding period of the MainSource Common Stock received by a HFS shareholder will be the same as the period of the HFS Common Stock surrendered in exchange therefor, provided that the shares of HFS Common Stock were held as capital assets as of the Effective Time.  Section 1223(1) of the Code.

4.             Exchange of HFS Common Stock Solely for Cash.  Historically, the position of the Service, formulated prior to the U.S. Supreme Court decision in Clark, supra, has been that in the case of a shareholder of HFS who exchanges all of his or her HFS Common Stock for cash in the Merger, the cash will be treated as received by such shareholder as a distribution in redemption of the shareholder’s HFS Common Stock, subject to the provisions and limitations of Section 302 of the Code.  Unless the redemption is treated as a dividend under Section 302(d) of the Code, the HFS shareholder will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of the HFS Common Stock redeemed.  Sections 302(b)(3) and 1001 of the Code.  The gain or loss will be capital gain or loss if the HFS

Common Stock was held by the HFS shareholder as a capital asset at the Effective Time.  If, on the other hand, the redemption is treated as a dividend under Section 302(d) of the Code, the full amount of cash received by the HFS shareholder will be treated as ordinary income or qualified dividend income.  Any gain treated as qualified dividend income will be taxable to individual HFS shareholders at the long-term capital gains rate, provided that the shareholder held the shares giving rise to such income for more than sixty (60) days during the one hundred twenty-one (121) day period beginning sixty (60) days before the closing date.  Sections 1(h)(11) and 246 of the Code.  Gain treated as ordinary income will be taxed at ordinary income rates.  While this appears to be the position of the Service, some commentators have suggested that the more logical approach, consistent with Clark, is to treat the HFS shareholder as if either (i) he sold his HFS Common Stock to MainSource for cash or (ii) he received all MainSource Common Stock in the Merger and then was immediately redeemed by MainSource for cash.  In most cases, the tax treatment to the HFS shareholder should be the same.  However, under the current Service approach, the redemption is tested from HFS whereas in the alternative suggested by some commentators, the redemption is tested from MainSource; as the result of the application of certain attribution rules, in some cases, a different result between dividend and capital gains treatment could arise.

5.             Cash in Lieu of Fractional Shares of MainSource Common Stock.  The payment of cash in lieu of fractional shares of MainSource Common Stock will be treated as if the fractional shares were issued by MainSource in the Merger and then redeemed by MainSource in a taxable transaction.  Rev. Rul. 66-365, 1966-2 C.B. 116.  A HFS shareholder otherwise entitled to receive the fractional share will recognize gain or loss measured by the difference between the amount of cash received and the shareholder’s basis allocable to the fractional share.  Rev. Proc. 77-41, 1977-2 C.B. 574; Section 1001(a) of the Code.  Any gain or loss realized on the redemption will be capital gain or loss, provided the fractional share would have constituted a capital asset in the hands of the redeeming shareholder, and will be long-term capital gain or loss if the holding period of the fractional share (determined by reference to the shares of HFS Common Stock exchanged therefor) is more than one year.

6.             Dissenting Shareholders.  In the case of a dissenting HFS shareholder who receives only cash in exchange for all of his or her shares of the HFS Common Stock, under the historic Service approach (as discussed in paragraph 4), the cash will be treated as received by such shareholder as a distribution in redemption of the shareholder’s HFS Common Stock, subject to the provisions and limitations of Section 302 of the Code.  Unless the redemption is treated as a dividend under Section 302(d) of the Code, the HFS shareholder will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of the HFS Common Stock redeemed.  Sections 302(b)(3) and 1001 of the Code.  The gain or loss will be capital gain or loss if the HFS Common Stock was held by the HFS shareholder as a capital asset at the Effective Time.  If, on the other hand, the redemption is treated as a dividend under Section 302(d) of the Code, the full amount of cash received by the HFS shareholder will be treated as ordinary income or qualified dividend income.  However, as discussed above in paragraph 4, some commentators believe the more logical approach is to treat the HFS dissenting shareholders as if either they sold their HFS Common Stock to MainSource for cash or they received all MainSource Common Stock in the Merger and were then redeemed by MainSource for cash.

7.             Information Reporting and Withholding.  Payments of cash to a HFS shareholder surrendering shares of HFS Common Stock will be subject to information reporting and “backup” withholding at a rate of twenty-eight percent (28%) of the cash payment to such shareholder, unless such shareholder (1) furnishes his or her taxpayer identification number in the manner prescribed in applicable Treasury Regulations, (2) certifies that such number is correct, (3) certifies as to no loss of exemption from backup withholding and (4) meets certain other conditions.  Any amounts withheld from payments to a HFS shareholder under the backup withholding rules will be allowed as a refund or credit against such shareholder’s United States federal income tax liability, provided the required information is furnished to the Service.

This opinion is limited to the material federal income tax consequences of the proposed Merger and does not discuss state, local, or foreign tax consequences.  This opinion is being furnished to you in connection with the filing of the Form S-4.  We consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-4 filed by MainSource.

Very truly yours,

/s/ Bose McKinney & Evans LLP
Bose McKinney & Evans LLP